Encore Investments, Inc.
                                      and
                             Sigma Solutions, Inc.


                                 March 24, 2000


                 Amendment Number 2 to Stock Purchase Agreement


Omar A. Rizvi, President
Origin Investment Group, Inc.
One Magnificent Mile
980 North Michigan Avenue, Suite 1400
Chicago, IL 60611


Re: Stock Purchase Agreement dated effective as of December 31, 1999, as amended by the Amendment to the Stock Purchase Agreement dated March 2, 2000 (collectively, the "Agreement"), by and among Origin Investment Group, Inc. ("Buyer"), and Gene V. Larsen, Bertrand O. Baetz, Jr., Frank G. Jarzombek and Scott E. Gruendler ("Sellers").


Dear Omar:

     By this letter, Buyer and Sellers amend the Agreement as follows, effective the date hereof:

     1. Extension of Closing Date. Subject to Buyer satisfying the conditions listed in paragraph 2 below, we agree to extend the Closing Date from March 22, 2000, to May 16, 2000. Please understand that Sellers do not intend to extend the Closing Date beyond May 16, 2000. The date in paragraph 9.1(d) will also be extended from March 22, 2000, to May 16, 2000.

     2. Conditions to Extension of Closing Date. Buyer must satisfy the conditions: (i) in paragraph 2(a) below fully and unconditionally on or before March 31, 2000; (ii) in paragraphs 2(b), 2(c) and 2(d) fully and unconditionally on or before May 11, 2000, in order to obtain the extension of the Closing Date set forth in Paragraph 1:

     (a) Buyer shall deliver to Sellers a cashier's check issued by a nationally recognized bank in the amount of $100,000 payable to Sellers, in consideration of Sellers extending the closing date.

     (b) Buyer shall deliver the form of, and the written confirmation of a major national bank, acceptable to Sellers in their sole discretion, that the bank will issue in favor of Sellers an irrevocable letter of credit in the amount of $1.3 million upon which Sellers may draw on the first anniversary of the Closing Date.

     (c) BDO Seidman Audit. Buyer shall cause BDO Seidman, L.L.P. to deliver to Sellers no less than 3 original copies of its signed final audit report on the financial statements of the Acquired Company. If BDO Seidman has not completed its signed final audit by May 11, 2000, Buyer shall cause BDO Seidman to finish their audit report, at Buyer's sole cost, and deliver the 3 signed final audit reports to Sellers as soon as possible.

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
     (d) Buyer shall deliver the written confirmation of a major national bank, acceptable to Sellers in their sole discretion, that the bank has opened a line of credit upon which Encore Investments and Sigma Solutions will have exclusive access to cover their customary cash flow requirements after the closing in the minimum amount of $1,000,000. Buyer agrees that the line of credit, in the minimum amount of $1,000,000 shall remain open until the end of Sellers earn out period.

     3. Consideration for Extension of Closing Date. Sellers may deposit the $100,000 to be paid pursuant to Paragraph 2(a) in their personal accounts. Sellers shall be entitled to all interest and earnings on the deposit and shall be under no obligation to repay or refund the payment or any interest or earnings thereon. If the Closing occurs prior to May 17, 2000, Buyer shall be given a credit of $200,000 against the cash payment payable to Sellers, as adjusted below. If the Closing does not occur before May 17, 2000, the Agreement shall terminate, subject to all rights of either party for any breaches occurring prior thereto, and Sellers shall retain this payment of $100,000, as well as the payment of $100,000 paid pursuant to the first Amendment to the Agreement.

     4. Purchase Price. The cash payment payable to Sellers at Closing by Buyer pursuant to Paragraph 2.2(a) and Paragraph 2.4(b)(i) of the Agreement remains $2.75 million. All other amounts and consideration payable to Sellers under the Agreement shall remain the same, and shall not be decreased by the additional cash to be paid at Closing.

     Except as specifically amended by this letter, the terms of the Agreement shall continue. All capitalized terms used herein shall have the meaning given to them in the Agreement.

     Please sign a copy of this letter where indicated below, and return it to us on or before 5:00 p.m. San Antonio time, March 27, 2000, whereupon it shall become our binding agreement.

     Very Truly Yours,

                                                /S/ GENE V. LARSEN
                                                -----------------------------
                                                Gene V. Larsen

                                                /S/ BERTRAND O. BAETZ, JR.
                                                -----------------------------
                                                Bertrand O. Baetz, Jr.


                                                /S/ FRANK G. JARZOMBEK
                                                -----------------------------
                                                Frank G. Jarzombek

                                                /S/ SCOTT E. GRUENDLER
                                                -----------------------------
                                                Scott E. Gruendler


AGREED:

Origin Investment Group, Inc.


By:  /S/ OMAR A. RIZVI
     -------------------------
     Omar A. Rizvi, President

     Date: March 27, 2000



cc:      Mike Kreager
         Law Offices of Mike Kreager, P.C.
         7744 Broadway, Suite 204
         San Antonio, Texas 78209-3262
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